UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.     )

Panamera Healthcare Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69829Y 109
(CUSIP Number)

Stanley F. Wilson 4180 Orchard Hill Drive, Edmond OK 73025 602-672-2218

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69829Y 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T Benjamin Jennings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,220,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 23,220,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,220,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

Common Stock Panamera Healthcare Corporation 4180 Orchard Hill Drive Emond OK 73025

Item 2. Identity and Background

(a)	T Benjamin Jennings

(b)	2752 Kings Retreat Circle Kingwood TX 73025

(c)	Panamera Healthcare Corporation Chairman, Chief Executive Officer, President

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	US

Item 3. Source and Amount of Funds or Other Considerations

Personal Funds $251,335

Item 4. Purpose of Transaction

The transaction was entered into for investment purposes and to provide capital to the company with the intent to assert control and to bring investment banking and mergers and acquisition experience to facilitate the growth of the company. Our intent is to increase shareholder value by pursuing opportunities including but not limited to the environmental services industry, emerging innovative technologies and personal health opportunities.

Mr. Jennings was appointed to the board of directors by unanimous consent of the previous board in addition to the appointment to the board of Stanley F. Wilson and Christopher N Barakat. Mr. Jennings was elected Chairman of the board of directors and appointed CEO and President by the current board. Mr. Wilson was appointed to the positions of Secretary and General Counsel.

It is planned to make a material change in the capitalization of the company by increasing the amount of the authorized shares from 200,000,000 to 600,000,000 (550,000,000 of common stock and 50,000,000 of preferred) and to change the name to Panamera Holdings Corporation.

The company is in early discussions with several merger and/or acquisition candidates.

Item 5. Interest in Securities of the Issuer

(a)	T Benjamin Jennings 23,220,000 shares of common stock 59%

(b)	T Benjamin Jennings 23,220,000 shares of common stock 59% with the sole power to vote.

(c)	None

(d)	None

(e)	NA

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2021
Dated /s/ T Benjamin Jennings
Signature
T Benjamin Jennings
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).